

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2020

Michael Cain
Chief Executive Officer and Director
Inspyr Therapeutics, Inc.
2629 Townsgate Road #215
Westlake Village, CA 91361

> **Re: Inspyr Therapeutics, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 16, 2020**
> **File No. 000-55331**

Dear Mr. Cain:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C

Proposal No. 1: Amendment to Certificate of Incorporation, page 4

1. Please revise to state specifically whether you have any current plans, proposals or arrangements, written or oral, to issue any of the additional authorized shares of common stock that would become available as a result of the charter amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:　　Raul Silvestre